UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                       (Amendment No. 2 )*

                 THE SCOTTS COMPANY
                 (Name of Issuer)
                Common Stock, No par value
                   Title of Class of Securities)
                   810186106
                  CUSIP Number)
                 Alan M. Stark
                 80 Main Street
                  West Orange, New Jersey 07052
                       (973) 325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                  April 24, 1998
    Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No.   810186106
______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####

_________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group
          (See Instructions)

                                             (a) [ ]
                                             (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC        _________________________________________
               5)   Check if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e).............
          NOT APPLICABLE
_________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
                                   (7)  Sole voting Power
Number of             677,800
Shares Bene- ____________________________________________________
                    ficially       (8)  Shared Voting Power
                    owned by              185,100
Each Report- ____________________________________________________
                    ing Person     (9)  Sole Dispositive Power
With                  677,800
_________________________________________________________________
                                   (10) Shared Dispositive Power
                      185,100
_________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person:       862,900
_________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
excludes
          certain shares:     N/A
_________________________________________________________________
               13)  Percent of Class Represented by Amount in Box
(11):
                    4.6%
_________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 2.  Identity and Background.
     Associates is also the general partner of Omega Capital Investors, L.P. Omega Capital Investors, L.P. is a private investment firm engaged in the purchase and sale of securities for investment for its own accounts.  The principal business and office
of Omega Capital Investors, L.P. is c/o Omega Advisors, inc., 88 Pine Street, Wall Street Plaza, 31st Floor, New York, New York 10005.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 862,900 Shares. Of this amount, 235,500 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,347,779; 21,100 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $445,334; 23,200 Shares were purchased by Omega Capital Investors, L.P., at a cost of $676,067; 398,000 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $8,456,845; and 185,100 Shares were purchased by the Managed Account at a cost of $3,738,570. The source of funds for the purchase of all such Shares was investment capital.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended January 3, 1998, filed with the Securities & Exchange Commission, there were 18,678,146
Shares
of Common Stock issued and outstanding on February 6, 1998.
Omega
Capital Partners, L.P. owns 235,500 Shares, or 1.3% of those outstanding; Omega Institutional Partners, L.P. owns 21,100 Shares, or 0.1% of those outstanding; Omega Capital Investors, L.P. owns 23,200 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd. owns 398,000 Shares, or 2.1% of those outstanding; and the Managed Account owns 185,100 Shares, or 1.0% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Capital Investors, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to April 24, 1998 and through the date of this filing.
All such transactions were open market sale transactions.
                      Omega Capital Partners, L.P.
       Date of             Amount of          Price Per
      Transaction           Shares              Share
      04/22/98             37,000             $38.01
      04/22/98             16,400              38.00
      04/23/98                100              38.25
      04/23/98                500              38.13
      04/24/98             30,400              38.00
      04/29/98                800              37.13



                   Omega Institutional Partner, L.P.

        Date of           Amount of           Price Per
      Transaction           Shares              Share
      04/22/98               2,700            $38.01
      04/22/98               1,500             38.00
      04/24/98               2,600             38.00
      04/29/98                 100             37.13


                     Omega Capital Investors, L.P.

       Date of            Amount of           Price Per
      Transaction            Shares              Share
      04/22/98                  100           $38.01
      04/22/98                1,400             38.00
      04/24/98                2,700            38.00
      04/29/98                  100            37.13



                     Omega Overseas Partners, Ltd.

        Date of           Amount of           Price Per
      Transaction           Shares              Share
      04/22/98              5,900             $38.01
      04/22/98             24,200              38.00
      04/23/98                200              38.25
      04/23/98                700              38.13
      04/24/98             44,700              38.00
      04/29/98              1,400              37.13

             The Managed Account


        Date of           Amount of           Price Per
      Transaction          Shares               Share
      04/22/98            11,300              $38.00
      04/22/98             7,300               38.01
      04/23/98               200               38.13
      04/24/98            19,600               38.00
      04/29/98               300               37.13


      Cooperman ceased being the beneficial owner of more than five percent of the number of Shares outstanding on April 24, 1998.


Item 10.  Certification.

      Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section
13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


                          Signature


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf of
Omega Capital Investors, L.P., pursuant
to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).